Exhibit 99.1

June 10, 2026

To Our Shareholders

6F Le Gratteciel Bldg. 2, 5-22-6 Shimbashi,

Minato-ku, Tokyo, Japan

Robot Consulting Co., Ltd.

Hidetoshi Yokoyama

Representative Director

NOTICE OF CONVOCATION OF THE 6TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders,

We thank you for your continued support and patronage of our Company.

We hereby notify you that the 6th Annual General Meeting of Shareholders of Robot Consulting Co., Ltd. will be held as set forth below.

Sincerely yours,

Particulars

1. Date and Time: Friday, June 26, 2026, at 10:00 a.m.

2. Venue: Head Office of Robot Consulting Co., Ltd.

Conference Room, 6F Le Gratteciel Bldg. 2, 5-22-6 Shimbashi, Minato-ku, Tokyo

3. Agenda

Matters to be Reported:

Report No. 1: The Business Report for the 6th fiscal year (from April 1, 2025 to March 31, 2026)

Matters to be Resolved:

Proposal No. 1: Approval of the Financial Statements for the 6th fiscal year (from April 1, 2025 to March 31, 2026)

Proposal No. 2: Election of one (1) Statutory Auditor

Proposal No. 3: Reduction of the amounts of Stated Capital and Capital Reserve, and Disposition of Surplus (Appropriation for Loss)

Proposal No. 4: Partial Amendment to the Articles of Incorporation

The details of each proposal are set forth in the “Reference Documents for the General Meeting of Shareholders” attached hereto.

End

In connection with our listing on Nasdaq, accounting treatment is based on U.S. GAAP, while the disclosure line items have been reclassified in accordance with Japanese GAAP. The audit by the independent auditor of the financial figures included in the Business Report and Financial Statements for the fiscal year ended March 31, 2026 has not been completed due to the timing of the U.S. audit period. For audited figures for the fiscal year ended March 31, 2026, please refer to forthcoming public disclosures.

(Document Provided)

BUSINESS REPORT

(From April 1, 2025 to March 31, 2026)

1. Status of the Company

(1) Business Conditions during the Current Fiscal Year

① Progress and Results of Business

During the fiscal year under review, the Japanese economy showed a gradual recovery trend, with improvements observed in employment and income conditions, as well as in capital investment. However, the outlook remained uncertain due to prolonged geopolitical risks, including the situations in Ukraine and the Middle East, the impact of U.S. policy developments, rising energy and raw material prices, and price increases resulting from foreign exchange volatility.

Under these circumstances, the Company continued to focus on the sale of software and e-learning services, as in the previous fiscal year.

As a result, net sales for the fiscal year under review amounted to ¥631,198 thousand (a decrease of 6.6% year-on-year). Selling, general and administrative expenses increased due to costs related to the Nasdaq listing, legal fees and various outsourcing expenses in response to the trading suspension on the Nasdaq market, advertising expenses, and various consulting fees, resulting in an operating loss of ¥1,464,659 thousand, an ordinary loss of ¥1,494,793 thousand (compared with a loss of ¥534,685 thousand in the previous fiscal year), and a net loss of ¥1,494,793 thousand (compared with a loss of ¥534,685 thousand in the previous fiscal year).

② Capital Investment

The Company made investments in software development.

③ Financing Activities

Not applicable.

(2) Status of Assets and Profits/Losses for the Past Three Fiscal Years

Category		3rd Fiscal Year (FY ended Mar 2023)	4th Fiscal Year (FY ended Mar 2024)	5th Fiscal Year (FY ended Mar 2025)	6th Fiscal Year (Current FY) (FY ended Mar 2026)
Net Sales	(JPY thousand)	83,597	693,104	675,561	631,198
Ordinary Loss (△)	(JPY thousand)	△478,633	△661,966	△534,685	△1,494,793
Net Loss (△)	(JPY thousand)	△478,633	△661,966	△534,685	△1,494,793
Net Loss per Share (△)	(JPY)	△12.31	△16.10	△12.70	△34.15
Total Assets	(JPY thousand)	633,749	743,545	313,972	876,573
Net Assets	(JPY thousand)	176,832	△116,699	△651,385	△602,347
Net Assets per Share	(JPY)	4.55	△2.84	△15.43	△13.11

(Notes)

1. The financial figures for the 3rd, 4th, and 5th fiscal years are the financial figures disclosed in accordance with U.S. GAAP.

2. The audit by the independent auditor of the financial figures for the 6th fiscal year has not been completed due to the timing of the U.S. audit period. For audited figures for the fiscal year ended March 31, 2026, please refer to forthcoming public disclosures.

3. The Company implemented a 6-for-1 stock split effective January 7, 2025. Net loss per share and net assets per share have been calculated assuming that the stock split had been effected at the beginning of the 3rd fiscal year (FY ended March 2023).

(3) Issues to be Addressed

① Expansion of Software Development and Sales Utilizing AI Technology

The Company’s principal business is currently the development and sale of software utilizing AI technology and the provision of e-learning services. The Company will continue to work to increase the number of software sales and e-learning offerings, while striving to improve service quality.

② Recruitment and Development of Talented Personnel for Stable Business Growth

To ensure the Company’s continued growth and the stability of its management foundation, the recruitment and development of talented personnel is essential. The Company focuses primarily on mid-career hires of personnel who can contribute immediately, with an emphasis on hiring individuals who share the Company’s management philosophy and corporate culture.

③ Strengthening of Management Control System

The Company recognizes the importance of enhancing and strengthening the management control system in line with business expansion. With the goals of management stability, soundness, and efficient organizational operation, the Company will continuously review its organizational structure and internal controls, ensure thorough compliance with laws and regulations, and advance the development and strengthening of internal controls commensurate with business growth.

(4) Principal Business (as of March 31, 2026)

The Company’s principal business is the development and sale of software utilizing AI technology, and the provision of e-learning services.

(5) Principal Offices and Plants (as of March 31, 2026)

Head Office: Minato-ku, Tokyo

(6) Status of Employees (as of March 31, 2026)

Number of Employees: 18 (change from the end of the previous fiscal year: 0)

(7) Principal Lenders (as of March 31, 2026)

Not applicable.

(8) Other Material Matters Concerning the Status of the Company

Not applicable.

2. Status of Shares (as of March 31, 2026)

(1) Total Number of Authorized Shares: 168,000,000 shares

(2) Total Number of Issued Shares: 45,960,000 shares

As a result of the public offering at the time of listing on the Nasdaq market on July 18, 2025, the total number of issued shares increased by 3,750,000 shares.

(3) Number of Shareholders: 41

(4) Major Shareholders

Name of Shareholder	Number of Shares Held	Shareholding Ratio
Hidetoshi Yokoyama	28,452 thousand shares	61.9%
The Bank of New York Mellon	5,550	12.1%
Stella MIC Investment Ltd	2,400	5.2%
Norihiro Terada	1,410	3.1%
RC EQOAL CO., LTD	1,284	2.8%
Philos Co., Ltd.	864	1.9%
NPO Office Normalization	840	1.8%
Masahiro Nishiyama	600	1.3%
Akiyoshi Kinpara	600	1.3%
Shigeko Sakurai	360	0.8%
Others	3,600	7.8%
Total	45,960	100.0%

3. Status of Stock Acquisition Rights

(1) Stock acquisition rights held by Directors and Auditors as consideration for the execution of their duties, as of the end of the current fiscal year

Name	1st Series Stock Acquisition Rights
Date of Resolution	February 5, 2024
Number of Holders Directors (excluding outside officers) Outside Directors	41
Class and Number of Shares Underlying the Rights	Common Shares: 1,428,000 shares
Issue Price of Stock Acquisition Rights	Free of charge
Amount to be paid upon Exercise	JPY 2,000 per Stock Acquisition Right (JPY 200 per share)
Exercise Period	From February 7, 2026 to February 6, 2034
Principal Conditions of Exercise	A holder of stock acquisition rights may exercise the rights only if the holder retains the position of director of the Company at the time of exercise. Other conditions shall be as stipulated in the Stock Acquisition Right Allotment Agreement entered into between the Company and each holder.

(2) Stock acquisition rights granted to employees as consideration for the execution of their duties during the current fiscal year

Not applicable.

4. Status of Company Officers

(1) Status of Directors and Statutory Auditors (as of March 31, 2026)

Position	Name	Responsibilities and Significant Concurrent Positions
Representative Director and Chairman	Hidetoshi Yokoyama
Director and CEO	Amit Thakur
Director	Yukio Aida	CFO
Director	Arisa Koga	COO
Director	Tomoya Suzuki	CTO
Director	Koji Aoki
Full-time Statutory Auditor	Atsuo Ogasawara	Certified Tax Accountant
Statutory Auditor	Masayoshi Takatsu	Administrative Scrivener
Statutory Auditor	Mitsuhiro Kashimura	Certified Tax Accountant

(Notes)

1. Director Koji Aoki is an Outside Director as defined in Article 2, Item 15 of the Companies Act.

2. Statutory Auditors Atsuo Ogasawara, Masayoshi Takatsu and Mitsuhiro Kashimura are Outside Statutory Auditors as defined in Article 2, Item 16 of the Companies Act.

(2) Overview of Limited Liability Agreements

Not applicable.

(3) Overview of Indemnification Agreements

Not applicable.

(4) Overview of Directors and Officers Liability Insurance

The Company has entered into a Directors and Officers Liability Insurance Policy as prescribed in Article 430-3, Paragraph 1 of the Companies Act with an insurance company.

The insured persons under the said policy are the Directors and Statutory Auditors of the Company, and the insured persons do not bear the insurance premium. The said insurance policy compensates for damages arising from claims for damages caused by the execution of duties by the insured persons. However, in order not to impair the appropriateness of the execution of duties by the insured persons, damages caused by intentional misconduct or gross negligence in the execution of duties are not covered.

(5) Remuneration etc. of Directors and Statutory Auditors

① Policy for Determining the Content of Remuneration etc. for Officers

The maximum amount of remuneration for Directors and Statutory Auditors was resolved at the General Meeting of Shareholders held on July 27, 2023. Within these limits, the remuneration for each Director and Statutory Auditor is determined by resolution of the Board of Directors and Board of Statutory Auditors, respectively.

② Total Amount of Remuneration etc. for the Current Fiscal Year

Category	Total Amount of Remuneration	Total by Type of Remuneration			Number of Persons
		Basic Remuneration	Performance-Linked Remuneration	Non-Monetary Remuneration
Directors (of which, Outside Directors)	JPY 47,800 thousand (JPY 2,800 thousand)	JPY 47,800 thousand (JPY 2,800 thousand)	— (—)	— (—)	6 (1)
Statutory Auditors (of which, Outside Statutory Auditors)	JPY 1,600 thousand (JPY 1,600 thousand)	JPY 1,600 thousand (JPY 1,600 thousand)	— (—)	— (—)	3 (3)
Total (of which, Outside Officers)	JPY 49,400 thousand (JPY 4,400 thousand)	JPY 49,400 thousand (JPY 4,400 thousand)	— (—)	— (—)	9 (4)

(Notes)

1. At the end of the current fiscal year, there are 6 Directors and 3 Statutory Auditors.

2. The total remuneration of Directors does not include the employee portion of salaries paid to Directors concurrently serving as employees.

3. The maximum cash remuneration for Directors was resolved at the 3rd Annual General Meeting of Shareholders held on July 27, 2023, to be no more than JPY 500,000 thousand per year (not including the employee portion of salaries paid to Directors concurrently serving as employees).

4. The maximum cash remuneration for Statutory Auditors was resolved at the 3rd Annual General Meeting of Shareholders held on July 27, 2023, to be no more than JPY 50,000 thousand per year.

(6) Matters Concerning Outside Officers

① Significant Concurrent Positions at Other Entities and Relationship between the Company and Such Other Entities

There are no special relationships between the Company and the entities at which the Outside Officers concurrently serve.

② Principal Activities during the Current Fiscal Year

The Outside Directors and Outside Statutory Auditors fulfill their roles by attending Board of Directors meetings, providing advice from a professional standpoint, and ensuring the appropriateness of the Directors’ compliance with laws and regulations and the appropriateness of their decision-making.

The Outside Statutory Auditors fulfill their roles by attending Board of Statutory Auditors meetings to ensure the appropriateness of the Company’s governance system.

The Outside Directors and Outside Statutory Auditors provide opinions at Board of Directors meetings to ensure the appropriateness of the decisions made by the Board of Directors.

6. System to Ensure the Appropriateness of Business Operations and the Operational Status Thereof

The outline of the determination regarding the systems to ensure that the execution of duties by Directors complies with laws and regulations and the Articles of Incorporation, and other systems to ensure the appropriateness of the Company’s business operations, is as follows.

① System to ensure compliance of the execution of duties by Directors with laws and regulations and the Articles of Incorporation

In order to ensure that the execution of duties by Directors and employees complies with laws and regulations and the Articles of Incorporation, and to ensure the appropriateness of the Company’s business operations, Directors shall promptly report to the Board of Directors any material violation of laws or regulations, compliance violation, or other material fact concerning the Company that they discover. The Board of Directors monitors and supervises the execution of duties by Directors.

The Statutory Auditors audit the execution of duties by Directors in accordance with the Audit Standards of the Board of Statutory Auditors. If any act in violation of laws, regulations, the Articles of Incorporation, or internal rules has been or is about to be conducted, they shall promptly report to the Board of Directors.

② System for the preservation and management of information relating to the execution of duties by Directors

Documents and other important information related to the execution of duties by Directors shall be prepared, preserved, and managed in accordance with laws, regulations, the Articles of Incorporation, and internal rules. Directors and Statutory Auditors may inspect such information as necessary.

③ Rules and other systems for managing risk of loss

To respond to various risks associated with the conduct of business, the Company implements risk management aimed at reducing risks, minimizing damage when incidents occur, and preventing recurrence. Through periodic reports on business execution status made at the Board of Directors and other meetings, the Company monitors and manages risks in a timely manner.

④ System to ensure that the execution of duties by Directors is carried out efficiently

Board of Directors meetings shall be held at least once a month to make decisions on important matters and receive reports on the execution of duties by Directors, and to monitor and supervise the execution of duties by Directors. The execution of duties based on Board of Directors resolutions shall be carried out with clear delineation of responsibilities to ensure efficient performance.

⑤ System to ensure compliance of the execution of duties by employees with laws and regulations and the Articles of Incorporation

The Board of Directors makes decisions on material matters, requires officers and employees to report on the execution of duties, and ascertains the status of compliance with laws, regulations, the Articles of Incorporation, and internal rules.

Directors verify the status of compliance with laws, regulations, the Articles of Incorporation, and internal rules in the execution of duties by employees, as well as the status of other business execution.

If problems are identified in the status of compliance with laws, regulations, the Articles of Incorporation, or internal rules, the Statutory Auditors shall request the Board of Directors to take corrective measures.

⑥ Matters relating to employees who assist the Statutory Auditors in their duties, where the Statutory Auditors request the placement of such employees

As necessary, staff shall be assigned to assist the Statutory Auditors in their duties, and shall perform such assistance under the direction and command of the Statutory Auditors.

⑦ Matters relating to the independence of the employees referred to in ⑥ above from the Directors, and the effectiveness of the Statutory Auditors’ instructions to such employees

With respect to personnel decisions and evaluations of such staff, the opinions of the Statutory Auditors shall be respected so as not to impair their independence.

⑧ System for reporting to the Statutory Auditors

When Directors and employees discover any fact in violation of laws or regulations, or any fact that may cause material damage to the Company, they shall promptly report such fact to the Statutory Auditors. They shall also promptly report on any matters concerning the execution of business when requested by the Statutory Auditors.

⑨ System to ensure that persons making reports as described in ⑧ above are not subjected to disadvantageous treatment because of such reporting

A system shall be established to ensure that persons who have made reports to the Statutory Auditors are not subjected to disadvantageous treatment because of such reporting.

⑩ Matters concerning the policy for the handling of expenses or obligations arising from the execution of duties by the Statutory Auditors

In order to cooperate with the execution of duties by the Statutory Auditors and to ensure the effectiveness of their audits, a budget for audit expenses shall be secured.

⑪ Other systems to ensure that the audits by the Statutory Auditors are conducted effectively

The Statutory Auditors may attend Board of Directors meetings and other important meetings related to management to ascertain the status of important management decisions and the execution of business, and may express opinions. The Representative Director shall regularly exchange opinions with the Statutory Auditors.

⑫ Basic philosophy for the elimination of anti-social forces

To prevent damage caused by anti-social forces, the Company shall organize its response to anti-social forces in coordination with external specialized institutions such as the police, the Center for Removal of Criminal Organizations, and legal counsel. The Company shall make ongoing efforts to gather information and develop a system that enables prompt response.

7. Basic Policy regarding Control of the Company

The Company has not established any particular basic policy regarding the ideal form of those who control the determination of the Company’s financial and business policies.

BALANCE SHEET

(As of March 31, 2026)

(Unit: JPY thousand)

Item	Amount	Item	Amount
(Assets)		(Liabilities)
Current Assets	838,645	Current Liabilities	508,221
Cash and Deposits	499,422	Accounts Payable - Trade	89,184
Accounts Receivable - Trade	202,542	Accounts Payable - Other	40,775
Prepaid Expenses	96,738	Accrued Expenses	33,455
Consumption Tax Receivable	16,050	Deferred Revenue	284,757
Other	23,891	Deposits Received	52,875
		Other	7,172
Non-Current Assets	37,927	Non-Current Liabilities	970,699
Tangible Fixed Assets	13,482	Long-term Deferred Revenue	964,875
Building Fixtures	211	Other	5,824
Structures	304	Total Liabilities	1,478,921
Vehicles	4,766	(Net Assets)
Tools, Furniture and Fixtures	377	Shareholders’ Equity	△602,347
Lease Assets	7,822	Capital Stock	1,227,089
Intangible Fixed Assets	22,067	Capital Surplus	1,889,589
Software	19,456	Legal Capital Surplus	1,507,589
Other	2,610	Other Capital Surplus	382,000
Investments and Other Assets	2,378	Retained Earnings	△3,719,026
Investment Securities	133	Other Retained Earnings	△3,719,026
Other	2,244	Retained Earnings Carried Forward	△3,719,026
		Total Net Assets	△602,347
Total Assets	876,573	Total Liabilities and Net Assets	876,573

(Notes)

1. Amounts are truncated to the nearest thousand yen.

2. Accounting treatment is based on U.S. GAAP, while the disclosure line items have been reclassified in accordance with Japanese GAAP.

3. The audit by the independent auditor has not been completed due to the timing of the U.S. audit period. For audited figures for the fiscal year ended March 31, 2026, please refer to forthcoming public disclosures.

STATEMENT OF OPERATIONS

(From April 1, 2025 to March 31, 2026)

(Unit: JPY thousand)

Item		Amount
Net Sales		631,198
Cost of Sales		2,898
Gross Profit		628,300
Selling, General and Administrative Expenses		2,092,959
Operating Loss		1,464,659
Non-Operating Income
Interest Income	391
Other	17,107	17,499
Non-Operating Expenses
Interest Expense	8,471
Other	39,160	47,632
Ordinary Loss		1,494,793
Loss Before Income Taxes		1,494,793
Corporate, Inhabitant and Enterprise Taxes	—	—
Net Loss		1,494,793

(Notes)

1. Amounts are truncated to the nearest thousand yen.

2. Accounting treatment is based on U.S. GAAP, while the disclosure line items have been reclassified in accordance with Japanese GAAP.

3. The audit by the independent auditor has not been completed due to the timing of the U.S. audit period. For audited figures for the fiscal year ended March 31, 2026, please refer to forthcoming public disclosures.

STATEMENT OF CHANGES IN NET ASSETS

(From April 1, 2025 to March 31, 2026)

(Unit: JPY thousand)

	Capital Stock	Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Retained Earnings Carried Forward	Total Retained Earnings	Total Shareholders’ Equity	Total Net Assets
Balance at Beginning of Period	234,300	514,800	382,000	896,800	△1,782,485	△1,782,485	△651,385	△651,385
Changes during the Period
Issuance of New Shares	992,789	992,789	—	992,789	—	—	1,985,578	1,985,578
Share Issuance Costs	—	—	—	—	△458,116	△458,116	△458,116	△458,116
Stock-Based Compensation Expense	—	—	—	—	16,367	16,367	16,367	16,367
Net Loss for the Period	—	—	—	—	△1,494,793	△1,494,793	△1,494,793	△1,494,793
Net Changes in Items Other than Shareholders’ Equity	—	—	—	—	—	—	—	—
Total Changes during the Period	992,789	992,789	—	992,789	△1,936,540	△1,936,540	49,038	49,038
Balance at End of Period	1,227,089	1,507,589	382,000	1,889,589	△3,719,026	△3,719,026	△602,347	△602,347

(Notes)

1. Amounts are truncated to the nearest thousand yen.

2. Accounting treatment is based on U.S. GAAP, while the disclosure line items have been reclassified in accordance with Japanese GAAP.

3. Share issuance costs and stock-based compensation expense are amounts deducted from shareholders’ equity under U.S. GAAP.

4. The audit by the independent auditor has not been completed due to the timing of the U.S. audit period. For audited figures for the fiscal year ended March 31, 2026, please refer to forthcoming public disclosures.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Notes on Significant Accounting Policies

(1) Valuation Basis and Method for Assets

① Other Securities

● Equity securities without market prices: Cost method using the moving-average method

(2) Method of Depreciation of Non-Current Assets

① Tangible Fixed Assets (excluding Lease Assets)

Building fixtures and structures are depreciated using the straight-line method, while tools, furniture and fixtures are depreciated using the declining-balance method. Principal useful lives are as follows:

Building Fixtures: 3 to 15 years

Vehicles: 6 years

② Intangible Fixed Assets (excluding Lease Assets)

The straight-line method is applied.

Software for internal use is amortized using the straight-line method based on the estimated useful life within the Company (5 years).

(3) Basis for Translating Foreign-Currency-Denominated Assets and Liabilities into Japanese Yen

Foreign-currency-denominated monetary receivables and payables are translated into Japanese yen at the spot exchange rate prevailing at the fiscal year-end, and the resulting translation differences are recognized in profit or loss.

(4) Basis for Recognition of Revenue and Expenses

The Company applies the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 31, 2020) and the “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, March 26, 2021), and recognizes revenue at the amount expected to be received in exchange for promised goods or services when control of such goods or services is transferred to the customer. For revenue with a contractual term, revenue is recognized on a straight-line basis over the contract period.

2. Notes to the Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: JPY 6,789 thousand

3. Notes to the Statement of Changes in Net Assets

(1) Class and total number of issued shares at the end of the current fiscal year

Common Shares: 45,960,000 shares

(2) Class and number of treasury shares at the end of the current fiscal year

Not applicable.

(3) Matters concerning the distribution of surplus

Not applicable.

(4) Class and number of shares underlying stock acquisition rights at the end of the current fiscal year (excluding those for which the first day of the exercise period has not yet arrived)

Common Shares: 2,268,000 shares

4. Notes on Financial Instruments

(1) Status of Financial Instruments

① Policy on Financial Instruments

The Company manages temporary surplus funds primarily through short-term deposits. Necessary funds based on the business plan are raised primarily through the issuance of shares. The Company does not engage in derivative transactions.

② Nature of Financial Instruments and Associated Risks

Accounts receivable - trade, an operating receivable, are subject to credit risk of customers. Accounts payable - trade, an operating payable, are due within one year.

③ Risk Management System for Financial Instruments

For operating receivables, the Company has established a system whereby sales personnel manage due dates and balances by customer and ascertain the credit status of customers.

(2) Matters concerning the Fair Value of Financial Instruments

As of March 31, 2026, there are no items to be reported with respect to the carrying amount, fair value and differences therein on the balance sheet. Notes are omitted for “Cash and Deposits,” “Accounts Receivable - Trade,” “Consumption Tax Receivable,” “Accounts Payable - Trade,” and “Accounts Payable - Other,” since they are cash or are settled within a short period and their fair values approximate their carrying amounts.

Equity securities without market prices included in “Investment Securities” are shown at the following carrying amounts on the balance sheet:

Unlisted shares: JPY 133 thousand

(3) Breakdown by appropriate fair value classification of financial instruments

Not applicable.

5. Notes on Tax Effect Accounting

No deferred tax assets or deferred tax liabilities have been recognized.

6. Notes on Fixed Assets Used through Leases

Not applicable.

7. Notes on Revenue Recognition

(1) Information disaggregating revenue arising from contracts with customers

The Company’s revenue primarily consists of sales of software and e-learning services. The timing of revenue recognition is the point at which goods or services are transferred. For revenue with a contractual term, revenue is recognized on a straight-line basis over the contract period. Net sales for the current fiscal year amounted to JPY 631,198 thousand.

(2) Information forming the basis for understanding revenue arising from contracts with customers

As described in “1. Notes on Significant Accounting Policies, (4) Basis for Recognition of Revenue and Expenses.”

(3) Information for understanding revenue amounts in the current fiscal year and subsequent fiscal years

For revenue with a contractual term, amounts to be recognized as revenue in the following and subsequent fiscal years are recorded as deferred revenue and long-term deferred revenue, and will be recognized as revenue in accordance with the contractual periods.

8. Per Share Information

(1) Net assets per share: △JPY 13.11

(2) Net loss per share: △JPY 34.15

9. Notes on Material Subsequent Events

Not applicable.

10. Notes on Going Concern Assumptions

The Company recorded a net loss of JPY 1,494,793 thousand for the fiscal year ended March 31, 2026. As a result of such net loss, the accumulated deficit amounted to JPY 3,719,026 thousand as of March 31, 2026. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s unaudited financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the ordinary course of business. The Company’s ability to continue as a going concern depends on its ability to acquire and retain revenue-generating customers, to secure new customer contracts, and to obtain additional financing.

The Company may consider raising additional capital through the issuance of common shares (equity financing), debt financing, or other means. The Company is dependent on acquiring new customer contracts that generate revenue and on securing funding through equity or debt financing, and there is no assurance that such efforts will be successful. The financial statements do not include any adjustments to the recoverability and classification of recorded assets or to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

AUDIT REPORT OF THE BOARD OF STATUTORY AUDITORS

AUDIT REPORT   With respect to the execution of duties by Directors during the 6th fiscal year from April 1, 2025 to March 31, 2026, the Board of Statutory Auditors has, based on the audit reports prepared by each Statutory Auditor and following deliberation, prepared this Audit Report, and hereby reports as follows.

1. Method and Content of Audit by the Statutory Auditors and the Board of Statutory Auditors

(1) The Board of Statutory Auditors established audit policies, division of duties, etc., received reports from each Statutory Auditor regarding the status and results of audits, and received reports from Directors and others regarding the status of their execution of duties, and requested explanations as necessary.

(2) Each Statutory Auditor, in accordance with the auditing standards established by the Board of Statutory Auditors and pursuant to the audit policies, division of duties, etc., maintained communication with Directors, the internal audit department, and other employees, etc., endeavored to collect information and develop the audit environment, and conducted audits as follows:

① Each Statutory Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors and employees regarding the status of execution of duties, requested explanations as necessary, inspected important authorization documents, and investigated the status of business and assets at the Head Office.

② Regarding the content of the Board of Directors’ resolutions concerning the development of the systems set forth in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act, which are stipulated in the Business Report as systems necessary to ensure the appropriateness of the systems for ensuring compliance of the execution of duties by Directors with laws and regulations and the Articles of Incorporation, and regarding the systems (internal control systems) developed based on such resolutions, each Statutory Auditor periodically received reports from Directors and employees on the establishment and operation of such systems, requested explanations as necessary, and expressed opinions.   Based on the above method, the Statutory Auditors examined the Business Report and supplementary schedules thereto, the Financial Statements (Balance Sheet, Statement of Operations, Statement of Changes in Net Assets, and Notes to Non-Consolidated Financial Statements) and supplementary schedules thereto for the fiscal year under review.

2. Audit Results

(1) Audit Results of the Business Report etc.

① The Business Report and supplementary schedules thereto are deemed to correctly indicate the status of the Company in accordance with laws and regulations and the Articles of Incorporation.

② With respect to the execution of duties by Directors, no instances of misconduct or material facts in violation of laws and regulations or the Articles of Incorporation have been found.

③ The content of the Board of Directors’ resolutions concerning the internal control system is deemed appropriate. Furthermore, no matters requiring attention have been found with respect to the content of the Business Report regarding such internal control system or the execution of duties by Directors.

(2) Audit Results of the Financial Statements and Supplementary Schedules Thereto

The Financial Statements and supplementary schedules thereto are deemed to fairly present the Company’s financial position and results of operations in all material respects.

June 9, 2026

Board of Statutory Auditors, Robot Consulting Co., Ltd.

Full-time Statutory Auditor (Outside Statutory Auditor) Atsuo Ogasawara (seal)

Outside Statutory Auditor Masayoshi Takatsu (seal)

Outside Statutory Auditor Mitsuhiro Kashimura (seal)

REFERENCE DOCUMENTS FOR THE GENERAL MEETING OF SHAREHOLDERS

Proposal No. 1: Approval of the Financial Statements for the 6th fiscal year (from April 1, 2025 to March 31, 2026)

In accordance with Article 438, Paragraph 2 of the Companies Act, the Company hereby requests approval of the Financial Statements for the 6th fiscal year (from April 1, 2025 to March 31, 2026).

The Board of Directors has determined that the Financial Statements correctly indicate the Company’s financial position and results of operations in accordance with laws and regulations and the Articles of Incorporation.

Proposal No. 2: Election of One (1) Outside Statutory Auditor

The Company hereby requests the election of one (1) Outside Statutory Auditor. This proposal has been submitted with the consent of the Board of Statutory Auditors.

Statutory Auditor Atsuo Ogasawara will resign upon the conclusion of this General Meeting of Shareholders.

The candidate for Statutory Auditor is as follows:

Name: Masaaki Seki

Date of Birth: June 16, 1959

Number of the Company’s Shares Held: 0 shares

Career Summary:

April 1982	The Industrial Bank of Japan, Ltd.
January 2002	Mizuho Securities Co., Ltd.
May 2008	Mizuho Securities USA Inc., Senior Vice President
April 2011	Deutsche Securities Inc., Internal Audit Department
November 2013	Nomura Holdings, Inc., Internal Audit Department
January 2019	SBI SECURITIES Co., Ltd.

February 2020	bitFlyer Holdings, Inc. and bitFlyer, Inc.
March 2020	Director, bitFlyer, Inc.
March 2021	Director, bitFlyer Holdings, Inc.
March 2022	Representative Director, bitFlyer Holdings, Inc.
March 2022	Representative Director, bitFlyer, Inc.
September 2025	Advisor, Robot Consulting Co., Ltd. (current position)

(Notes)

1. There is no special interest between the candidate and the Company.

2. The reason for nominating Mr. Seki as a candidate for Outside Statutory Auditor is that the Board of Directors has determined that his abundant experience and broad knowledge as a manager cultivated over many years at other operating companies will be utilized to strengthen the Company’s audit system.

3. The Company has entered into a Directors and Officers Liability Insurance Policy as prescribed in Article 430-3, Paragraph 1 of the Companies Act with an insurance company. The insured persons under the said policy are the Directors and Statutory Auditors of the Company, and the insured persons do not bear the insurance premium. The said insurance policy compensates for damages arising from claims for damages caused by the execution of duties by the insured persons. However, in order not to impair the appropriateness of the execution of duties by the insured persons, damages caused by intentional misconduct or gross negligence in the execution of duties are not covered. If the candidate is elected as Statutory Auditor and assumes office, he will be included as an insured person under the said policy. The Company plans to renew the policy on the same terms at the next renewal.

Proposal No. 3: Reduction of the amounts of Stated Capital and Capital Reserve, and Disposition of Surplus (Appropriation for Loss)

As part of its management strategy, the Company hereby proposes to reduce the amounts of Stated Capital and Capital Reserve pursuant to the provisions of Article 447, Paragraph 1 and Article 448, Paragraph 1 of the Companies Act, and to dispose of surplus pursuant to the provisions of Article 452 of the Companies Act, for the purpose of appropriating the existing deficit in retained earnings carried forward, soundening the Company’s financial position, and ensuring future flexibility and agility in capital policy.

This proposal involves a reduction in the amounts of Stated Capital and Capital Reserve without changing the total number of issued shares, and therefore does not affect the number of shares owned by the shareholders. Furthermore, this reduction of Stated Capital and Capital Reserve will not change the Company’s net assets or the total number of issued shares, and consequently will not change the net assets per share.

1. Reduction of the Amount of Stated Capital

(1) Amount of Reduction in Stated Capital

Of the Stated Capital of JPY 1,227,089,350, JPY 1,127,089,350 shall be reduced, leaving the Stated Capital after reduction at JPY 100,000,000.

If a capital increase is implemented before the effective date of the reduction of the Stated Capital, the amount of Stated Capital and the amount thereof after reduction will change accordingly.

(2) Method of Reduction of Stated Capital

The reduction shall be made by way of a non-cash reduction without refunding to shareholders, by reducing only the amount of Stated Capital without changing the total number of issued shares, and the entire amount of Stated Capital so reduced shall be transferred to Other Capital Surplus.

2. Reduction of the Amount of Capital Reserve

(1) Amount of Reduction in Capital Reserve

The entire amount of the Capital Reserve of JPY 1,507,589,350 shall be reduced to JPY 0.

If a capital increase is implemented before the effective date of the reduction of the Capital Reserve, the amount of Capital Reserve and the amount of Stated Capital after reduction will change accordingly.

(2) Method of Reduction of Capital Reserve

The entire amount of the reduction in Capital Reserve shall be transferred to Other Capital Surplus.

3. Content of Disposition of Surplus

Subject to the effectuation of the reduction of Stated Capital and Capital Reserve as set forth above, JPY 3,016,678,700 out of the Other Capital Surplus of JPY 3,016,678,700 shall be transferred to Retained Earnings Carried Forward to appropriate the deficit. The amount of Other Capital Surplus after such transfer shall be JPY 0.

4. Effective Date of the Reduction of Stated Capital

July 31, 2026 (scheduled)

This matter is a transfer between line items within Net Assets, and will not result in any change in the Company’s total Net Assets.

Proposal No. 4: Partial Amendment to the Articles of Incorporation

In order to prepare for the expansion of the Company’s business and future business development, the Company hereby proposes to amend Article 2 (Purpose) of the current Articles of Incorporation by adding new business purposes, as set forth below.

(Amendments are underlined.)

Current Articles	Proposed Amendment
(Purpose) Article 2 (omitted) (30) Any and all businesses incidental or related to the foregoing items	(Purpose) Article 2 (omitted) (30) Sale, purchase, installation, and maintenance management of generators and storage batteries utilizing renewable energy (solar power, solar heat, wind, hydro, geothermal, wave, biomass, waste, etc.) (31) Sale, lease, brokerage, mediation, and management/operation of real estate, as well as consulting services related to real estate transactions (32) Worker dispatching business (33) Paid employment placement business (34) Antique dealer business under the Secondhand Articles Dealer Act (35) Any and all businesses incidental or related to the foregoing items

End